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TSX.V: ADL

News Release

ADIRA ANNOUNCES INCREASED ESTIMATED RESOURCES
IN THE YAM HADERA LICENSE, OFFSHORE ISRAEL

TORONTO, July 18, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) is pleased to announce that further to its press release dated December 24, 2012, Modi’in Energy L.P (“Modi’in”) has published a revised resource report (the “Report”) in respect of the Yam Hadera license, offshore Israel (“Yam Hadera”), in which Adira has an option (the “Option”) to purchase up to a 15% participating interest therein, subject to Adira’s fulfilment of certain obligations under the settlement agreement among the Gabriella license participants, as announced on July 1, 2013.

Yam Hadera is located 30 kilometers offshore Israel, between Hadera and Haifa contiguous and directly North West of Adira’s Gabriella and Yitzhak licenses. According to Modi’in’s public disclosure dated July 17, 2013, the Report, prepared by Netherland, Sewell & Associates Inc. (“NSAI”) and dated July 14, 2013, provides that Yam Hadera has a best estimate of gross recoverable prospective resources of 208 million barrels of oil (“MMBO”) (revised upwards from 133 MMBO) and 3.4 trillion cubic feet (“TCF”) of natural gas (revised upwards from 1.4 TCF of natural gas), with a geologic probability of success of between 17%-29% for different horizons. The Report is based on reinterpretation of seismic data relating to the Northern closure of the license.

Adira is entitled to exercise the Option until 14 business days before the signing of a rig contract for Yam Hadera.

Jeffrey E. Walter, CEO of Adira Energy, stated “The revised best estimate of gross recoverable prospective resources of oil and gas on the Yam Hadera license is extremely encouraging as the improved estimates, complements our existing portfolio of high impact oil blocks in the proven oil trend offshore Israel and enables our shareholders to participate more significantly in the emerging oil story of the Eastern Mediterranean.”

The Report was prepared in accordance with Modi’in’s disclosure requirements for the Tel Aviv Stock Exchange, and complies with the relevant guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. The Company has relied on the public disclosure of Modi’in and has not independently verified the results disclosed in the Report.

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements are based on the Company’s internal projections, estimated or beliefs, concerning, among other things an outlook on the estimated amounts and timing of exploration work and capital expenditures or other expectation, beliefs, plans, objectives, assumption, intentions or statements about future events or performance, which are considered by management to be reasonable at the time made. Actual events or results may differ materially. Although the Company believes that the expectations reflected in the statements are reasonable, it cannot guarantee future results since such results are inherently subject to significant business, economic, corporate, political and social uncertainties and contingencies. Many factors cause the Company’s actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, the Company and the foregoing stated factors are not exhaustive. The statements contained herein are made as of the date hereof and the Company disclaims any intent or obligation to update publicly any forward looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. Company shareholders and potential investors should carefully consider the information contained in the Company’s filing with Canadian securities administrators at www.sedar.com before making investment decisions with regard to the Company.

For more information contact:

Canada	Israel
Alan Friedman	Gadi Levin
Exec. Vice President	Chief Financial Officer
+1 416 250 1955	+972 3 373 0166
afriedman@adiraenergy.com	glevin@adiraenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.